INFORMATION STATEMENT
PURSUANT TO RULE 14f-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

XML-GLOBAL TECHNOLOGIES, INC.
60 Revere Drive, Suite 725
Northbrook, Illinois 60062
(847) 562-0700

SEC File Number: 0-23391
Date: September 10, 2004

Background

     On August13, 2004, XML-Global Technologies, Inc. (the "Company" or "XML") entered into an Agreement and Plan of Merger (the "Agreement" or "Merger Agreement") by and among XML, XML Acquisition Corp, a wholly-owned subsidiary of XML ("XAC"), and XFormity, Inc. ("XFormity"), whereby XAC will be merged with and into XFormity. Upon consummation of the transaction, the shareholders of XFormity will exchange all of their shares of common stock of XFormity for an aggregate of 71,791,939 shares of common stock of the Company and warrants to purchase 23,478,000 shares of the Company's common stock at a purchase price of $0.065 per share. The foregoing numbers do not give effect to the Reverse Split described below which will be effected concurrently with the merger. The shares of common stock issuable to the XFormity shareholders will represent 50% of the total issued and outstanding shares of XML immediately following consummation of the merger. Following the merger, XFormity will be a wholly-owned subsidiary of XML.

     Concurrently with the consummation of the merger transaction, XML will effect a reverse stock split on a one-for-four (1-for-4) basis (the "Reverse Split") (every four shares of XML's common stock will be exchanged and reduced to one share). Giving effect to the Reverse Split, the securities issuable to the XFormity shareholders in the merger will consist of an aggregate of approximately 17,947,985 shares of common stock and warrants exercisable to purchase an aggregate of approximately 5,869,500 shares of common stock at an exercise price of $0.26 per share. In addition, XML will change its name to "XFormity Technologies, Inc." The reverse stock split and name change were approved by XML's shareholders at its 2003 annual meeting, which was held on November 14, 2003.

     This Information Statement is being furnished to our shareholders pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 by virtue of the fact that the Agreement designates persons to serve as directors of XML after the consummation of the Agreement who will represent a majority of the board following the closing, and they will be elected to serve as directors without a meeting or vote of our shareholders.

        Unless otherwise expressly noted, all common share and per share information contained in this Information Statement does not give effect to the Reverse Split.

About XFormity, Inc.

     XFormity, a Texas corporation based in Dallas, designs and implements business intelligence software for large and mid-size companies, with a focus in the quick service restaurant industry.  XFormity, along with its strategic partner SEI Information Technology is able to rapidly roll out flexible, extensible solutions to help clients streamline the flow of business information.

Summary Terms of Merger

     The Merger Agreement provides for the consummation of the following principal transactions:
*	The merger will result in XFormity becoming a wholly-owned subsidiary of XML;
*

The shareholders of XFormity will receive shares of common stock and warrants that will represent 50% of the issued and outstanding shares of common stock and warrants of XML immediately following the merger;

*	As a condition to the merger, XML will contribute $500,000 to XFormity for the repayment of shareholder advances;
*	As a consequence of the merger, the principal amount of $481,000 and interest thereon from the bridge loan made to XFormity will be converted to an intercompany transaction;
*

The common stock and warrants issuable to the XFormity shareholders will be held in escrow subject to the completion of the audited financial statements of XFormity in conformity with federal securities laws;

*	Of the common stock issuable to the XFormity shareholders, shares having a market value of $500,000 will be withheld in escrow to cover potential XFormity litigation liabilities;
*	Concurrently with the merger, XML will effect a one-for-four (1-for-4) reverse split;
*	Concurrently with the merger, XML will change its name to "XFormity Technologies, Inc."
*	The Board of Directors and executive officers (except the chief financial officer) of XML will be reconstituted; and the new executive officers will enter into one year employment contracts;
*

Subject to completing the merger, XFormity has agreed to pay an investment banking fee to Paradigm Group II, LLC, a principal shareholder of XML, consisting of ten percent (10%) of the pre-merger XFormity shares.

*	XML has paid investment banking fees to Paradigm Group, II, LLC, a principal shareholder of XML, in the aggregate amount of $360,000.

     We have attached a copy of the Merger Agreement as Appendix I to this Information Statement. The foregoing is a summary of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete Agreement.

New Management Designated by XFormity

     Under the Agreement that we have entered into with XFormity, as a condition to the merger with XAC we have agreed that Sheldon Drobny will resign as a director and that XFormity and the shareholders of XFormity will designate new directors and executive officers of the Company.

     The new directors that have been designated by XFormity to replace our existing directors and their ages are as follows:

     Mark Haugejorde, age 48
     Michael Shahsavari, age 55
     Paul Dwyer, age 44
     Shawn Taylor, age 44
     Jack Rabin, age 64 and Sergio Nesti, age 39 will remain as directors of the Company.

     The new executive officers that have been designated to replace our existing executive officers, their respective positions and their ages are as follows:

     Mark Haugejorde - Chairman of the Board and President
     C. Drew Seale, age 36 - Chief Technology Officer
     Chris Ball, age 39 - Chief Operating Officer

     Jack Rabin will remain as chief financial officer of the Company.

Biographical Information

     Listed below is biographical information for each of the foregoing directors and executive officers that have been designated by XFormity, including his or her principal occupation and other business affiliations.

Mark Haugejorde is currently Chief Executive Officer for XFormity, Inc., a position he has held since June 2002. From August 1998 to February 2002, Mr. Haugejorde was Chairman of the Board of Directors of VertaPort, Inc., a software company engaged in the development and licensing of integration technology for the golf industry. Mr. Haugejorde attended the University of Houston from 1974 to 1978.

Michael Shahsavari has worked in the restaurant industry for the past 25 years as an owner and chief financial officer of franchisees for major brands such as Taco Bell and Pizza Hut. In total, the companies with which Mr. Shahsavari is affiliated employ over 1800 people. Mr. Shahsavari received a Bachelor of Arts (BA) in accounting from the London School of Accountancy.

Paul Dwyer is currently Vice President of Commercial Operations for SEI Information Technology, where he has overseen marketing, business development, account management and strategic product planning activities since January 2003. From 1999-2002, Mr. Dwyer was a partner at PricewaterhouseCoopers LLC, where he was involved in strategic planning, large-scale program management, process engineering, change management and software engineering, implementation and operation. In addition, Mr. Dwyer led PricewaterhouseCooper's effort to define its outsourcing strategy and business plan, and managed the Operate and Software Development practice for the central United States, Canada and Mexico. From 1987 to 1999, Mr. Dwyer was PricewaterhouseCooper's PeopleSoft Global Technology Practice Leader and was a project partner, engagement partner and client service partner for clients ranging from mid-market to Global 100 companies. Mr. Dwyer holds a Bachelor of Arts Degree (BA) in English Literature from Marquette University.

Shawn Taylor is currently President, Chief Executive Officer and owner of Family EATS, Inc., a Taco Bell franchisee with 29 stores and employing over 500 employees. Mr. Taylor has been involved in Family EATS, Inc. since 1996. From 1982 to 1987 and from 1991 to 1996, Mr. Taylor was a Manager of Business Consulting for Arthur Andersen & Co., LLP. Mr. Taylor holds a Bachelor of Science Degree (BS) in Accounting from Purdue University.

C. Drew Seale has served as XFormity's Chief Technology Officer since June 2002. From September 1999 through May 2002, he worked as the Vice President of Applications Development for VertaPort, Inc., where he was responsible for all technology development. From January 1996 through August 1999, he worked as the Director of Application Architecture for Sea-Land, Inc., a shipping company with over 9,000 employees. Mr. Seale earned a Bachelor of Science Degree (BS) in advertising from the University of Texas and a Master in Business Administration from Texas Tech University.

Chris Ball has served as XFormity's Chief Operations Officer since June 2002. From April 2000 through May 2002, he worked as Vice President, Operations for VertaPort, Inc. From May 1998 through March 2000, he worked as a project management consultant for a division of US Freightways. As a consultant for the US Freightways division, he was responsible for the development of their business-to-business auction solution. Mr. Ball earned a Bachelor of Science Degree (BS) in Aerospace Engineering from California Polytechnic University and a Masters in Business Administration from Texas Christian University.

Current Directors And Executive Officers Of XML

       Our executive officers and directors are listed in the table below and brief summaries of their business experience and certain other information with respect to them are set forth thereafter.
Name	Age	Position
Jack Rabin	64	Chief Financial Officer and Secretary
Sergio Nesti	39	Director*
Sheldon Drobny	58	Director, Chief Executive Officer and President

       *Member of the Audit Committee

Jack Rabin has served as our Chief Financial Officer and Secretary since July1, 2004. From June 2000 through the present, Mr. Rabin has served as Chief Financial Officer of Paradigm Group II, LLC, an investment and financial consulting organization based in Northbrook, Illinois. From 1998 to June 2000, he served as Chief Financial Officer of a major national underwriting firm.. He received a BS degree in business administration from Roosevelt University in 1961 and his CPA certificate from the University of Illinois.

Sergio Nesti has been one of our directors since March 2003. He is currently a consultant to Paradigm Group II, LLC, where he has consulted since January 2002. Mr. Nesti also works at Troux Technologies as a Senior Solution Architect. He worked at Autonomy, Inc., as Technical Consultant and Trainer from January 2002 until January 2003. From January 2000 until December 2001, he worked as an Executive in Technology and Services for Brience, Inc.  From January 1999 until March 2000 he worked for Click-n-Done, LLC, as Chief Technology Officer.  Mr. Nesti worked at Inverse Network Technology/Visual Networks as Vice President Technology Services from February 1998 until March 1999. Mr. Nesti holds a Master Degree (MS) in Information Technology from the Illinois Institute of Technology in Illinois.

Sheldon Drobny has served as a director and as our Chief Executive Officer and President since February 2004. Mr. Drobny has been the Chairman and a principal of Paradigm Group II, LLC, an investment firm that serves as managing partner of Paradigm Millennium Fund, LP, since 1995. Mr. Drobny is also a director of numerous portfolio companies of Paradigm Group II, LLC and was a partner in the firm of Adler Drobny Fischer, LLC, Certified Public Accountants and Consultants from 1989 until 2004. Mr. Drobny is a member of the NASD and the American Institute of Certified Public Accountants, the Illinois C.P.A Society and several other professional associations. He holds a BS degree in Accounting from Roosevelt University, 1967.

Board of Directors

1.      Meetings and Committees of the Board of Directors

           a.     Meetings of the Board of Directors and Annual Meeting

       During the fiscal year ended June 30, 2004, the Board of Directors held 8 meetings, including regularly scheduled and special meetings. Simon Anderson attended 100% of the Board meetings, Peter Shandro, Sheldon Drobny and Jack Rabin attended all of the meetings during the part of the fiscal year that they were directors, Robert Gayton attended 86% of the board meetings during the part of the fiscal year that he was a director, Sergio Nesti attended 75% of the board meetings during the part of the fiscal year that he was a director and Jun Li attended 75% of the board meetings during the part of the fiscal year that he was a director. Outside directors were reimbursed their expenses associated with attendance at such meetings or otherwise incurred in connection with the discharge of their duties as directors. Directors receive a grant of options to purchase 125,000 shares of common stock at the date of their appointment and receive an additional grant of options to purchase 25,000 shares of common stock annually on the anniversary date of their appointment, as long as they continue to serve as directors. Non-executive directors receive a $500 fee for each meeting that they attend.

       We do not have a policy with respect to the attendance of directors at our annual meetings. Three directors attended our last annual meeting.

           b.      Committees

       The board appoints committees to help carry out its duties. In particular, board committees work on key issues in greater detail than would be possible at full board meetings. Each committee reviews the results of its meetings with the full board.

       During the fiscal year ended June 30, 2001, the Board established the following committees:

Audit Committee

       The audit committee is currently composed of the following director:

Sergio Nesti

       The Board of Directors has determined that Mr. Nesti is not "independent" within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. For this purpose, an audit committee member is deemed to be independent if does not have a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

       For part of the fiscal year, Robert Gayton was a member of the audit committee. Mr. Gayton was considered "independent" within the meaning of the national Association of Securities Dealers, Inc.'s listing standards.

       The audit committee met on one occasion during fiscal 2003, which meeting was attended by all of its members. During the fiscal year ended June 30, 2004, this committee met three times, which meetings were attended by all of its members. The committee is responsible for accounting and internal control matters. The audit committee:
-	reviews with management, the internal auditors and the independent auditors policies and procedures with respect to internal controls;
-	reviews significant accounting matters;
-	approves the audited financial statements prior to public distribution;
-	approves any significant changes in accounting principles or financial reporting practices;
-	reviews independent auditor services; and
-	recommends to the board of directors the firm of independent auditors to audit our consolidated financial statements.

In addition to its regular activities, the committee is available to meet on all matters relating to the independent accountants, controller or internal auditor whenever a special situation arises.

        Our board of directors has not adopted a written charter for the audit committee, but plans to adopt one before the end of the current fiscal year.

Compensation Advisory Committee

       The compensation advisory committee is currently composed of the following director:

Sergio Nesti

       The compensation advisory committee met on two occasions during fiscal 2003, which meeting was attended by all of its members. During the fiscal year ended June 30, 2004, this committee met two times, which meetings were attended by all of its members. The compensation advisory committee:
-

recommends to the board of directors the compensation and cash bonus opportunities based on the achievement of objectives set by the compensation advisory committee with respect to our chairman of the board and president, our chief executive officer and the other executive officers;

-	administers our compensation plans for the same executives;
-	determines equity compensation for all employees;
-	reviews and approves the cash compensation and bonus objectives for the executive officers; and
-	reviews various matters relating to employee compensation and benefits.

       Any transactions between the Company and its officers, directors, principal shareholders, or other affiliates have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arms-length basis and will be approved by a majority of the Company's independent, outside disinterested directors.

Nomination Process

        Our Board of Directors has not appointed a standing nomination committee and does not intend to do so during the current fiscal year. The board as a whole, which consists currently of three members, has addressed the process of determining director nominees. The board has not adopted a charter to govern the director nomination process.

        Of the currently serving three directors, none would be deemed to be independent within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. For this purpose, a director is deemed to be independent if he does not possess any vested interests related to those of management and does not have any financial, family or other material personal ties to management.

        The board of directors has not adopted a policy with regard to the consideration of any director candidates recommended by security holders, since to date the board has not received from any security holder a director nominee recommendation. The board of directors will consider candidates recommended by security holders in the future. Security holders wishing to recommended a director nominee for consideration should contact Mr. Jack Rabin, Chief Financial Officer, at the Company's principal executive offices and provide to Mr. Rabin, in writing, the recommended director nominee's professional resume covering all activities during the past five years, the information required by Item 401 of Regulation SB, and a statement of the reasons why the security holder is making the recommendation. The Company must receive such recommendation before June 30, 2005.

        The board of directors believes that any director nominee must possess significant experience in business and/or financial matters as well as a particular interest in the Company's activities.

        Shareholder Communications

        Any shareholder of the Company wishing to communicate to the board of directors may do so by sending written communication to the board of directors to the attention of Mr. Jack Rabin, Chief Financial Officer, at the principal executive offices of the Company. The board of directors will consider any such written communication at its next regularly scheduled meeting.

Advisory Board

       In February 2000, our Board of Directors authorized the establishment of an Advisory Board whose members consist of persons who possess particular expertise in one or more disciplines that we believe are relevant to our strategic plan, business development and core technologies. Currently, no one is serving on the Advisory Board. The members of the Advisory Board do not exercise or possess any of the authority of members of our Board of Directors, but are merely advisors to our board. Advisory Board members are granted 25,000 options for each year of service.

2.      Remuneration and Executive Compensation

         The following tables and discussion set forth information with respect to all plan and non-plan compensation awarded to, earned by or paid to our chief executive officer ("CEO"), our two past principal executive officers, and the Company's four most highly compensated executive officers other than the CEO or principal executive officers, for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three completed fiscal years; provided, however, that no disclosure has been made for any executive officer, other than the CEO and principal executive officers, whose total annual salary and bonus does not exceed $100,000.
TABLE 1
SUMMARY COMPENSATION TABLE
					Long Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Options/ SARs(#)	LTIP Payouts ($)	All Other Compen- sation ($)
S. Drobny, chief executive officer	2004	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

S. Anderson, former CFO and principal executive officer(1)	2004	100,612	25,000	-0-	-0-	-0-	-0-	-0-
	2003	73,606	-0-	-0-	-0-	25,000	-0-	-0-
	2002	61,941	-0-	-0-	-0-	25,000	-0-	-0-

G. Kupecz, former COO and principal executive officer	2004	33,494	30,000	-0-	-0-	-0-	-0-	-0-
	2003	39,394	2,250	-0-	-0-	2,014,000	-0-	-0-
	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) Mr. Anderson was paid through MCSI Consulting Services Inc., a consulting company in which he holds a 50% interest. The amount of compensation disclosed includes $14,924 (2003 - $8,562) paid for accounting and administration services provided by other individuals at MCSI Consulting Services Inc.

No executive officer received perquisites and other personal benefits, which, in the aggregate, exceeded the lesser of $50,000 or 10% of the total of annual salary and bonus, paid during the respective fiscal years.

Equity Incentive Plans

       In 1999, the Board of Directors and the Shareholders of the Company adopted the XML-Global Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan allows the Company to grant incentive stock options non-qualified stock options and/or stock purchase rights (collectively "Rights") to officers, employees, former employees and consultants of the Company and its subsidiaries. Options granted to eligible participants may take the form of Incentive Stock Options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISOs ("Non-Qualified Stock Options" or "NQSOs"). As required by Section 422 of the Code, the aggregate fair market value (as defined by the Incentive Plan) of the Company's Common Stock (determined as of the date of grant of ISO) with respect to which ISOs granted to an employee are exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs. Rights to purchase shares of the Company's Common Stock may also be offered under the Incentive Plan at a purchase price under terms determined by the Incentive Plan Administrator.

       Either the Board of Directors (provided that a majority of Directors are "disinterested") can administer the Incentive Plan, or the Board of Directors may designate a committee comprised of Directors meeting certain requirements to administer the Incentive Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of awards and the terms and provisions relating to the exercise of the awards.

       An aggregate of 5,464,400 shares of the Company's Common Stock is reserved for issuance under the Incentive Plan. As of June 30, 2004, options to purchase 425,000 shares of Common Stock were issued and outstanding with a weighted average exercise price of $0.065 per share. An additional 5,039,400 shares were available for future option grants.

       The following table sets forth certain information concerning the number and terms of options granted to each Named Executive Officer during the fiscal year ended June 30, 2004.
TABLE 2
OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
INDIVIDUAL GRANTS
Name	Options Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date

Sheldon Drobny	-	0.0%	-	-
Simon Anderson	-	0.0%	-	-
Garry Kupecz	-	0.0%	-	-

       The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers at June 30, 2004. No options were exercised during the year ended June 30, 2004.

	Number of Securities Underlying Unexercised Options at June 30, 2004		Value of Unexercised in the Money Options at June 30, 2004
	Exercisable	Unexercisable	Exercisable	Unexercisable
Sheldon Drobny	-	-	$ -	$ -
Simon Anderson	200,000	-	$ 3,000	$ -
Garry Kupecz	-	-	$ -	$ -
1.

Options are in the money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the estimated fair market value of the common stock at June 30, 2004 of $0.08 per share, less the exercise price.

Employment Agreements

     None of the executive officers named above had employment agreements with us during the last completed fiscal year.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information with respect to beneficial ownership of our common stock at August 31, 2004 by each person who beneficially owns more than 5% of the common stock; by each of our executive officers named in the Management section; by each of our Directors; and by all executive officers and Directors as a group. Unless otherwise indicated, we believe all persons in the table have sole voting and investment power for all shares beneficially owned by them. (1)
Name and Address of Beneficial Owner (3)	Number of Shares of Common Stock Beneficially Owned (4)	Percentage of Outstanding Shares Owned Currently (as of 8/31/04) (2)
Sheldon Drobny	-	0.0%
Jack Rabin	-	0.0%
Sergio Nesti	1,329,297	1.9%
Paradigm Millennium Fund, LP (4)(6)	50,595,991	70.5%
Paradigm Group II, LLC (5)(6)	11,606,941	16.9%
Mark Haugejorde c/o XFormity 14333 Proton Drive Dallas, TX 75244	-	0.0%
Michael Shahsavari, c/o MRCO, LLC 1728 General George Patton Drive, Suite 200 Brentwood, TN 37027	500,000	0.7%
Paul Dwyer, c/o SEI Information Technology 1420 Kensington Road, Oak Brook, IL 60523	-	0.0%
Shawn Taylor, c/0 Family EATs L.P. 3721 Briar Park, Suite 200 Houston, TX 77042	-	0.0%
All officers and directors as a group (9 persons)	2,246,897	3.1%

________________
(1)

Beneficial ownership is based on information provided to us, and the beneficial owner has no obligation to inform us of or otherwise report any changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

The percentages shown are calculated based upon 71,791,936 shares of common stock outstanding on August 31, 2004. In calculating the percentage of ownership, unless as otherwise indicated, all shares of common stock that the identified person or group had the right to acquire within 60 days of August 31, 2004 upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(3)	Unless otherwise stated, the beneficial owner's address is c/o 60 Revere Drive, Suite 725, Northbrook, Illinois 60062-2424
(4)	Includes warrants to purchase 14,361,200 shares of common stock at $0.065 per share.
(5)	Includes warrants to purchase 9,116,800 shares of common stock at $0.065 per share.
(6)

Paradigm Group II, LLC is the sole General Partner of Paradigm Millennium Fund, LP and, as such, is considered to be the controlling person of Paradigm Millennium Fund, LP. Amounts shown as beneficially owned by Paradigm Group II, LLC do not include shares beneficially owned by Paradigm Millennium Fund, LP.

Equity Compensation Plan

       We have a stock option plan which allows the granting of stock options to employees of the Company and its subsidiaries and service providers up to an aggregate of 6,000,000 common shares. The stockholders of the company have granted our board of directors' authority to increase the total authorization under our plan to 20% of the number of outstanding shares of common stock. The board of directors has not yet implemented this change.

       Under current practice the options, which have a seven-year term, vest immediately for directors and advisory board members and over three years for all others, at a rate of one-third for each year commencing on the grant date. From time to time, we also grant options to employees for which vesting is tied to performance objectives rather than to tenure. The exercise price of each option equals the closing market price of our common shares on the last trading day preceding the date of grant.
	Number of securities to be issued upon exercise of outstanding options, warrants and other rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	425,000	$ 0.065	5,039,400
Equity compensation plans not approved by security holders	-	-	-
Total	425,000	$ 0.065	5,039,400

Certain Relationships and Related Transactions

       The Company agreed to lend XFormity up to $450,000 to fund XFormity's operations until the completion of the merger. To date, XFormity has borrowed approximately $481,000. Any funds lent to XFormity under this arrangement will accrue interest at the rate of 8% per annum. Unless extended until December 31, 2005 at XFormity's option, principal and interest must be repaid on or before December 31, 2004. If the merger is completed, this arrangement will then be treated as an intercompany transaction. XFormity's obligation to repay borrowed funds is secured by a subordinated security interest covering all of XFormity's tangible and intangible assets.

       Under the terms of the merger agreement with XFormity, we have agreed to contribute up to $500,000 to XFormity for the repayment of promissory notes held by XFormity shareholders. The following persons, who are also shareholders of XFormity, will have promissory notes repaid in the following amounts:
DEBTHOLDER	AMOUNT
Mark Haugejorde	$321,600.00
Irma Lesser	$ 30,000.00
David Williams	$ 30,000.00
Rick Smith	$ 25,000.00
Richard Smith	$ 10,000.00
Karl Wagner	$ 75,000.00
RXT, LLC	$ 8,400.00
TOTAL	500,000.00

       In connection with the merger transaction, XFormity has agreed to pay Paradigm Group, II, LLC an investment banking fee consisting of a number of pre-merger shares of XFormity equal to 10% of the total issued and outstanding shares of XFormity. If the merger with XFormity is consummated, Paradigm will receive on conversion of its XFormity shares an aggregate of 7,179,194 shares of XML's common stock. Paradigm Group, II, LLC is the sole general partner of Paradigm Millennium Fund, LP. Jack Rabin is a former executive of Paradigm Group II, LLC, Sheldon Drobny continues as an executive officer of Paradigm Group II, LLC and Sergio Nesti as an advisor to Paradigm Group II, LLC.

       As a condition to the closing of the merger with XFormity, XML has agreed to enter into employment agreements with Jack Rabin, Mark Haugejorde, C. Drew Seale and Chris Ball. Each of the agreements is for a term of one year, with automatic renewal for successive one-year periods unless terminated by either party 90 days prior to the expiration of the original term or any renewal term. The annual base salary for each of the four officers is as follows:
Name of Officer	Annual Base Salary
Mark Haugejorde --	$240,000;
C. Drew Seal --	$150,000;
Chris Ball --	$150,000.
Jack Rabin	$120,000

       The employment agreements provide for severance payments equal to one-year of base salary if the executive is terminated by XML without cause or the officer terminates for good reason. Upon a change of control (other than a change of control based on Paradigm Group's ownership of our stock), the executives have the option of terminating the agreements and receiving their full severance payments in lump sum payments plus 100% vesting of any outstanding stock options.

       If the merger with XFormity is consummated, the following directors and officers selected by XFormity and principal shareholders of XML will receive the number of shares of XML common stock and warrants to purchase shares of XML common stock as set forth below by virtue of the exchange of their XFormity stock in the merger:
Name	Number of Shares	Number of Warrants
Mark Haugejorde	18,354,433	6,289,763
Chris Ball	4,343,194	1,420,348
Drew Seale	4,343,194	1,420,348
Michael Shahsavari	1,321,334	1,079,998
Paul Dwyer	-	1,000,000
Jack Rabin	1,000,000	-
Paradigm Group II, LLC	7,179,193	-

       On July 14, 2004, Paradigm Group sold 500,000 to Michael Shahsavari for $.05 per share, which was approximately 85% of the bid price of the shares on the over-the-counter market on the date of sale.

       In the two years ended June 30, 2004, the Company entered into a series of transactions with Paradigm Group as set forth below.

       On August 23, 2002, in consideration for cash of $915,000, ($1,000,000 less a banking fee of $85,000), we issued to the Paradigm Group:
(i)	5,000,000 shares of common stock; and
(ii)	share purchase warrants to purchase 3,000,000 shares of common stock at a price of $0.50 per share.

On October 1, 2002, in consideration for cash of $300,000 ($329,670 less banking fees of $29,670) we issued to the Paradigm Group:
(i)	1,639,344 shares of common stock; and
(ii)	share purchase warrants to purchase 983,506 shares of common stock at a price of $0.50 per share.

       On February 3, 2003, in consideration for cash of $415,000, ($470,330 less banking fees of $55,330) rights to intellectual property known as "The Qube" and a promissory note receivable of $200,000, we issued to the Paradigm Group:
1.	10,360,656 shares of common stock;
2.	share purchase warrants to purchase 9,016,494 shares of common stock at a price of $0.50 per share; and
3.	share purchase warrants to purchase 2,500,000 shares of common stock at a price of $1.00 per share.

Of this issuance, we issued 3,360,656 shares of common stock for the cash and promissory note; and we issued 7,000,000 shares of common stock and the warrants for the intellectual property. Subsequently, as consideration for receiving new financing terms, we agreed to forgive the note receivable and we recorded a $200,000 financing expense.

       On April 25, 2003, for cash consideration of $25,000, the Company issued to the Paradigm Group:
1.	3,247,800 shares of common stock; and
2.	share purchase warrants to purchase 3,372,300 shares of common stock at a price of $0.065 per share.

The Company has agreed to register for resale the common stock and the common stock underlying warrants issued to Paradigm Group.

       On June 6, 2003, for cash consideration of $50,000, we issued to the Paradigm Group:
1.	5,494,500 shares of common stock;
2.	share purchase warrants to purchase 5,744,500 shares of common stock at a price of $0.065 per share.

We have agreed to register for resale the common stock and the common stock underlying warrants issued to Paradigm Group.

       As part of the financing transactions, Paradigm Group entered into a voting agreement with a voting proxy pursuant to which Paradigm Group agreed that all of its shares of our common stock would be voted as determined by our board of directors. During the current fiscal year, this voting proxy agreement was terminated with our consent.

       On June 16, 2004, for cash consideration of $375,000, we issued to the Paradigm Group:
1.	13,736,200 shares of common stock;
2.	share purchase warrants to purchase 14,361,200 shares of common stock at a price of $0.065 per share.

This transaction represents the final settlement of all rights and obligations of XML and Paradigm under a Term Sheet that was entered into on April 21, 2003.

       We have agreed to register for resale the common stock and the common stock underlying warrants issued to Paradigm Group.

       In June 2004, Paradigm Group and Sergio Nesti agreed to cancel all of their warrants to purchase XML common stock having exercise prices of $0.50 and $1.00 per share.

       As a result of these transactions as well as additional purchases of our common stock in the open market, Paradigm Millennium Fund, LP and Paradigm Group II, LLC (collectively "Paradigm Group") holds, in aggregate, 38,724,932 shares or 54.3% of the issued and outstanding shares of the company as of the date of this Information Statement. Paradigm Group also holds share purchase warrants to purchase 23,478,000 shares of common stock at $0.065 per share. By virtue of its substantial equity interest in XML, Paradigm Group may be deemed a "parent" of XML as defined under the rules and regulations promulgated under the Securities Act.

       The Company entered into a Financial Advisory Agreement with Paradigm Group II, LLC, pursuant to which Paradigm Group, II, LLC was paid a one-time investment banking fee in the amount of $360,000 for its services in connection with the pending acquisition of XFormity, Inc.

       In August 2004, the Company made advances to Paradigm Group in the aggregate amount of $35,000. Those advances have been repaid.

       In September 2004, Paradigm Group entered into the following agreements with XFormity:
*	Paradigm Group and XFormity agreed that until consummation of the merger, all expenditures by XML would require the mutual agreement of Paradigm Group, XML and XFormity.
*

Paradigm Group agreed to indemnify XFormity and the XFormity shareholders from any liability of XML or XFormity arising from transactions between XML and Paradigm Group occurring prior to the consummation of the merger.

*	The indemnity of Paradigm Group will be secured by a one-year pledge of the approximate 7.1 million shares of XML that Paradigm Group will receive for its 10% equity interest in XFormity.
*

XFormity agreed to reimburse Paradigm Group for legal fees and costs in the amount of $35,000 incurred by Paradigm Group in connection with previously resolved litigation involving Paradigm Group, Vertaport, Inc. and other parties.

        Mr. Nesti, a member of our board of directors, has worked as an advisor to Paradigm Group. In conjunction with work performed on behalf of Paradigm Group in this past fiscal year, Paradigm Group transferred to Mr. Nesti in January 2003 1,175,000 shares of our stock and warrants to purchase 154,297 shares of our stock at exercise prices between $0.50 per share and $1.00 per share. On the effective date of those transfers, the closing price for our stock was $0.14.

        We compensated Mr. Simon Anderson, our former chief financial officer and principal executive officer, through a consulting company in which he owns a 50% interest. The consulting company also provided accounting and administrative support services. We paid or accrued $126,612 to this consulting company in the year ended June 30, 2004 (2003 - $73,606).

Compliance with Section 16(a) of the Securities Exchange Act

       Compliance With Section 16(a) of the Exchange Act:

      Under the securities laws of the United States, the Company's directors, its executive officers and any persons holding more than 10% of the Company's common stock are required to report their ownership of the Company's common stock and any changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established by rules adopted by the SEC and the Company is required to report in this proxy statement any failure to file by those deadlines. Based solely upon public reports of ownership filed by such persons and the written representations received by the Company from those persons, all of our officers, directors and 10% owners have satisfied these requirements during the preceding two fiscal years except as follows: Sheldon Drobny, Jack Rabin, Gary Kupecz, John McAughtry, Bryan Baker, Sergio Nesti, Jun Li and Robert Gayton each failed to file their Initial Report of Ownership on Form 3 in a timely fashion, Simon Anderson failed to file two reports covering two transactions in a timely fashion, Peter Shandro failed to file four reports covering four transactions in a timely fashion, Duane Nickull failed to file one report covering one transaction in a timely fashion, Matt Mackenzie failed to file one report covering one transaction in a timely fashion, Gordon Ebanks failed to file one report covering one transaction in a timely fashion, David Webber failed to file two reports covering two transactions in a timely fashion, Lawell King failed to file three reports covering three transactions in a timely fashion, Bryan Baker failed to file two reports covering two transactions in a timely fashion, John McAughtry failed to file one report covering one transaction in a timely fashion, Dick Hardt failed to file one report covering one transactions in a timely fashion and Robert Gayton failed to file one report covering one transaction in a timely fashion. Paradigm Millennium Fund, LP is a principal shareholder of the Company, having acquired more than 10% of the Company's outstanding shares in August 2002; and Paradigm Group II, LLC serves as the sole general partner of the Paradigm Millennium Fund. Paradigm Millennium Fund failed to file in a timely fashion its Initial Report of Beneficial Ownership on Form 3; and failed to file in a timely fashion 16 reports covering 19 transactions during the period from August 2002 through July, 2004. Paradigm Group failed to file in a timely fashion its Initial Report of Beneficial Ownership on Form 3; and failed to file in a timely fashion 22 reports covering 45 transactions during the period from August 2002 through August 16, 2004.

Registrant:	XML-Global Technologies, Inc.
Date: September 10, 2004	By: /s/ Sheldon Drobny Sheldon Drobny, President